UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Evans & Sutherland Computer Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

299096107

(CUSIP Number)

Shaun Miller

Corporate Secretary

Elevate Entertainment Inc.

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

Telephone: (214) 301-4250

Copy to:

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

(214) 746-7779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096107		13D

1	Names of Reporting Persons STEPHEN T. WINN

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,217,362(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,362(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 57.1%(1)

14	Type of Reporting Person IN

The following footnote is hereby amended and restated in its entirety as follows:

(1)

An aggregate of 7,017,362 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 57.1% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons MIRASOL CAPITAL, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,217,362(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,362(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 57.1%(2)

14	Type of Reporting Person OO

The following footnote is hereby amended and restated in its entirety as follows:

(2)

An aggregate of 7,017,362 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 57.1% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT PARTNERS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,217,362(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,362(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 57.1%(3)

14	Type of Reporting Person OO, HC

The following footnote is hereby amended and restated in its entirety as follows:

(3)

An aggregate of 7,017,362 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 57.1% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,217,362(4)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,362(4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 57.1%(4)

14	Type of Reporting Person CO, HC

The following footnote is hereby amended and restated in its entirety as follows:

(4)

An aggregate of 7,017,362 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 57.1% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,217,362(5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,362(5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 57.1%(5)

14	Type of Reporting Person CO, HC

The following footnote is hereby amended and restated in its entirety as follows:

(5)

An aggregate of 7,017,362 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 57.1% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,217,362(6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,362(6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 57.1%(6)

14	Type of Reporting Person CO

The following footnote is hereby amended and restated in its entirety as follows:

(6)

An aggregate of 7,017,362 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 57.1% of the outstanding shares of common stock of the Issuer.

EXPLANATORY FOOTNOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on February 19, 2020 (the “Schedule 13D”). This Amendment No. 1 relates to the common stock, par value $0.20, of Evans & Sutherland Computer Corporation (the “Issuer”). This Amendment No. 1 is being filed solely to: (a) amend and restate footnotes 1 - 6 and make conforming changes; and (b) amend and restate certain paragraphs of Items 2, 4 and 5 as noted below to (i) update the individuals and titles listed on Schedule A and (ii) correct the number of shares held by the Supporting Shareholders listed on Schedule B based on additional information received with respect to the Issuer and make conforming changes throughout.

Item 2.                                 Identity and Background

The penultimate paragraph of Item 2 is hereby amended and restated in its entirety as follows:

“The name, business address, present principal occupation or employment and citizenship of each director, manager and executive officer (including a director, manager and officer who may be a controlling person) of Mirasol, Parent and Merger Sub is set forth on Schedule A.”

Item 4.                                 Purpose of Transaction

The fourth paragraph of Item 4 is hereby amended and restated in its entirety as follows:

“As an inducement to enter into the Merger Agreement, each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (collectively, the “Supporting Shareholders”), each of whom is a shareholder of the Issuer, have entered into Tender and Support Agreements with Parent and Merger Sub (the “Tender and Support Agreements”), pursuant to which the Supporting Shareholders have agreed, among other things, no later than three business days after the commencement of the Offer, to tender into the Offer and not withdraw all outstanding Shares such Supporting Shareholder owns beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) and/or of record (together with any other Shares that are, after the date of the Tender and Support Agreements issued to, or otherwise acquired or owned, beneficially or of record by, each such Supporting Shareholder until the earlier to occur of the Effective Time, the termination of the Tender and Support Agreement or the termination of the Merger Agreement (the “Agreement Period”), including through the exercise of any stock options, warrants, convertible or exchangeable securities or other similar instruments of the Issuer) (collectively, the “Subject Shares”). The Tender and Support Agreements also provide that, during the Agreement Period, the Supporting Shareholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement attached as Exhibit 2.1 to this Schedule 13D), and that Parent is appointed as the Supporting Shareholders’ attorney-in-fact and proxy to so vote their Subject Shares. Based on the number of Shares of the Issuer outstanding as of February 9, 2020, the Supporting Shareholders signing the Tender and Support Agreements hold an aggregate of 55.5% of the outstanding Shares.”

Item 5.                                 Interest in Securities of the Issuer

The second paragraph of Item 5 is hereby amended and restated in its entirety as follows:

“As a result of the Transaction Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 7,217,362 Shares against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of the number of Shares corresponding to each Reporting Person as set forth above in this Schedule 13D. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 57.1% of the issued and outstanding Shares as of February 9, 2020.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2020

Stephen T. Winn

/s/ Stephen T. Winn

Mirasol Capital, LLC

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	Managing Director

Elevate Entertainment Partners LLC

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Entertainment Holdings Inc.

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Entertainment Inc.

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Acquisition Corporation

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

SCHEDULE A

1.      Mirasol Capital, LLC

The name, business address, title, present principal occupation or employment of each of the managers / directors and executive officers of Mirasol Capital, LLC (“Mirasol”), are set forth below. If no business address is given, the manager’s / director’s or executive officer’s business address is 4143 Maple Avenue, Suite 400, Dallas, Texas 75219. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mirasol. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Managers

Stephen T. Winn	Sole Manager

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Jeb Terry Jr.	Managing Director

2.      Elevate Entertainment Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Elevate Entertainment Inc. (“Parent”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 4143 Maple Avenue, Suite 400, Dallas, Texas 75219. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Stephen T. Winn	Sole Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Jeb Terry Jr.	President and Chief Executive Officer

Shaun Miller	Secretary

3.      Elevate Acquisition Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Elevate Acquisition Corporation (“Merger Sub”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 4143 Maple Avenue, Suite 400, Dallas, Texas 75219. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Merger Sub. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Stephen T. Winn	Sole Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Jeb Terry Jr.	President and Chief Executive Officer

Shaun Miller	Secretary

SCHEDULE B

Shareholder	Shares Beneficially Owned (1)
David Bateman	245,000
Paul Dailey	357,313
Kirk Johnson	316,667
Cynthia Kellogg	359,700
Peter Kellogg	4,001,000
Larry Pierce	180,762
Jonathan Shaw	370,328
Stuart Sternberg	1,186,592
Seren Capital, Ltd.	200,000

(1)      As of February 27, 2020, as provided by the Issuer.